Exhibit 99.1

Pinduoduo Announces Second Quarter 2020 Unaudited Financial Results

SHANGHAI, CHINA, August 21, 2020 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), an innovative and fast growing technology platform and one of the leading Chinese e-commerce players, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•                          GMV1 in the twelve-month period ended June 30, 2020 was RMB1,268.7 billion (US$2179.6 billion), an increase of 79% from RMB709.1 billion in the twelve-month period ended June 30, 2019.

•                          Total revenues in the quarter were RMB12,193.3 million (US$1,725.9 million), an increase of 67% from RMB7,290.0 million in the same quarter of 2019.

•                          Average monthly active users3 in the quarter were 568.8 million, an increase of 55% from 366.0 million in the same quarter of 2019.

•                          Active buyers4 in the twelve-month period ended June 30, 2020 were 683.2 million, an increase of 41% from 483.2 million in the twelve-month period ended June 30, 2019.

•                          Annual spending per active buyer5 in the twelve-month period ended June 30, 2020 was RMB1,857.0 (US$262.8), an increase of 27% from RMB1,467.5 in the twelve-month period ended June 30, 2019.

“In the second quarter of 2020 we continued to devote resources to support economic recovery across China, and we witnessed great resilience amongst our merchant community,” said Mr. Lei Chen, Chief Executive Officer of Pinduoduo. “We also continued our investments in user engagement and expanded our promotional offerings to cover more household necessities and agriculture products based on user demand. Our users’ increasing recognition of Pinduoduo’s value proposition contributed to the user base growth and user activities on our platform.”

1   “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day.

2   This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3  “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4  “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5  “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

“For the quarter ended June 30, 2020, our total revenues increased by 67% year-over-year to RMB12,193.3 million, driven primarily by growth in our online marketing services revenues. We observed healthy recovery in advertising demand from our merchants during the quarter,” commented Mr. Tony Ma, Vice President of Finance. “In addition to merchants deferring their marketing spend to the June quarter, we would attribute such increase to better returns as a result of higher user engagement on our platform and more compelling advertising product offerings.”

Second Quarter 2020 Unaudited Financial Results

Total revenues were RMB12,193.3 million (US$1,725.9 million), an increase of 67% from RMB7,290.0 million in the same quarter of 2019. The increase was primarily due to an increase in revenues from online marketing services.

•                          Revenues from online marketing services were RMB11,054.7 million (US$1,564.7 million), an increase of 71% from RMB6,467.1 million in the same quarter of 2019.

•                          Revenues from transaction services were RMB1,138.6 million (US$161.2 million), an increase of 38% from RMB822.9 million in the same quarter of 2019.

Total costs of revenues were RMB2,662.1 million (US$376.8 million), an increase of 67% from RMB1,594.7 million in the same quarter of 2019. The increase was mainly due to higher costs for cloud services, call center and merchant support services.

Total operating expenses were RMB11,170.8 million (US$1,581.1 million), compared with RMB7,185.7 million in the same quarter of 2019.

•                          Sales and marketing expenses were RMB9,113.6 million (US$1,289.9 million), an increase of 49% from RMB6,103.7 million in the same quarter of 2019, mainly due to an increase in advertising expenses and promotion and coupon expenses.

•                          General and administrative expenses were RMB394.8 million (US$55.9 million), an increase of 42% from RMB278.3 million in the same quarter of 2019, primarily due to an increase in headcount.

•                          Research and development expenses were RMB1,662.4 million (US$235.3 million), an increase of 107% from RMB803.7 million in the same quarter of 2019. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel, and an increase in R&D-related cloud services expenses.

Operating loss was RMB1,639.6 million (US$232.1 million), compared with RMB1,490.4 million in the same quarter of 2019. Non-GAAP operating loss6 was RMB725.1 million (US$102.6 million), compared with RMB898.4 million in the same quarter of 2019.

6  The Company’s non-GAAP financial measures exclude share-based compensation expenses, interest expenses related to the convertible bonds’ amortization to face value and gain from fair value change of long-term investments. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net loss attributable to ordinary shareholders was RMB899.3 million (US$127.3 million), compared with RMB1,003.3 million in the same quarter of 2019. Non-GAAP net loss attributable to ordinary shareholders6 was RMB77.2 million (US$10.9 million), compared with RMB411.3 million in the same quarter of 2019.

Basic and diluted net loss per ADS were RMB0.75 (US$0.11), compared with RMB0.88 in the same quarter of 2019. Non-GAAP basic and diluted net loss per ADS were RMB0.06 (US$0.01), compared with RMB0.36 in the same quarter of 2019.

Net cash provided by operating activities was RMB5,495.3 million (US$777.8 million), compared with RMB4,148.0 million in the same quarter of 2019, primarily due to an increase in online marketing services revenues.

Cash, cash equivalents and short-term investments were RMB49.0 billion (US$6.9 billion) as of June 30, 2020, compared with RMB41.1 billion as of December 31, 2019.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Friday, August 21, 2020 (7:30 PM Beijing/Hong Kong Time on Friday, August 21, 2020).

Please pre-register to join this conference using the registration link below. Please dial in using the participant dial-in numbers, direct event passcode, PIN and unique registrant ID which would be provided to you upon registering.

Pre-register at: http://apac.directeventreg.com/registration/event/6066567

A telephone replay of the call will be available after the conclusion of the conference call until 9:59 AM Eastern Time on August 29, 2020.

Dial-in numbers for the replay are as follows:

International:	+61-2-8199-0299
U.S.:	+1-646-254-3697
Passcode:	6066567

A live and archived webcast of the conference call will be available on the Investor Relations section of Pinduoduo’s website at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss and non-GAAP net loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, interest expenses related to the convertible bonds’ amortization to face value and gain from fair value change of long-term investments.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, interest expenses related to the convertible bonds’ amortization to face value and gain from fair value change of long-term investments, which are non-cash items. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing technology platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks effectively.

For more information, please visit http://investor.pinduoduo.com/

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
		(Unaudited)

ASSETS

Current assets
Cash and cash equivalents	5,768,186	4,209,623	595,833
Restricted cash	27,577,671	32,468,267	4,595,585
Receivables from online payment platforms	1,050,974	429,375	60,774
Short-term investments	35,288,827	44,801,078	6,341,181
Amounts due from related parties	2,365,528	2,428,172	343,685
Prepayments and other current assets	950,277	1,245,451	176,282
Total current assets	73,001,463	85,581,966	12,113,340

Non-current assets
Property, equipment and software, net	41,273	47,525	6,727
Intangible asset	1,994,292	1,706,291	241,510
Right-of-use assets	517,188	514,926	72,883
Other non-current assets	503,120	3,049,958	431,694
Total non-current assets	3,055,873	5,318,700	752,814

Total assets	76,057,336	90,900,666	12,866,154

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
		(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

Current liabilities
Amounts due to related parties	1,502,892	1,928,353	272,941
Customer advances and deferred revenues	605,970	750,548	106,233
Payable to merchants	29,926,488	33,978,503	4,809,345
Accrued expenses and other liabilities	4,877,062	5,906,412	835,998
Merchant deposits	7,840,912	9,923,180	1,404,535
Short-term borrowings	898,748	2,754,466	389,869
Lease liabilities	115,734	144,293	20,423
Total current liabilities	45,767,806	55,385,755	7,839,344

Non-current liabilities
Convertible bonds	5,206,682	5,572,449	788,729
Lease liabilities	428,593	410,531	58,107
Other non-current liabilities	7,389	38,071	5,389
Total non-current liabilities	5,642,664	6,021,051	852,225

Total liabilities	51,410,470	61,406,806	8,691,569

SHAREHOLDERS’ EQUITY
Ordinary shares	148	153	22
Additional paid-in capital	41,493,949	51,013,118	7,220,438
Accumulated other comprehensive income	1,448,230	1,794,728	254,027
Accumulated deficits	(18,295,461)	(23,314,139)	(3,299,902)
Total shareholders’ equity	24,646,866	29,493,860	4,174,585
Total liabilities and shareholders’ equity	76,057,336	90,900,666	12,866,154

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketing services	6,467,073	11,054,698	1,564,691	10,415,487	16,546,968	2,342,072
Transaction services	822,935	1,138,617	161,161	1,419,725	2,187,406	309,607
Total Revenues	7,290,008	12,193,315	1,725,852	11,835,212	18,734,374	2,651,679

Costs of revenues
Costs of online marketplace services	(1,594,709)	(2,662,115)	(376,798)	(2,468,023)	(4,492,362)	(635,853)
Total costs of revenues	(1,594,709)	(2,662,115)	(376,798)	(2,468,023)	(4,492,362)	(635,853)

Gross profit	5,695,299	9,531,200	1,349,054	9,367,189	14,242,012	2,015,826

Sales and marketing expenses	(6,103,703)	(9,113,584)	(1,289,944)	(10,992,958)	(16,410,205)	(2,322,714)
General and administrative expenses	(278,345)	(394,842)	(55,886)	(514,420)	(733,116)	(103,766)
Research and development expenses	(803,664)	(1,662,356)	(235,291)	(1,470,745)	(3,135,506)	(443,802)
Total operating expenses	(7,185,712)	(11,170,782)	(1,581,121)	(12,978,123)	(20,278,827)	(2,870,282)

Operating loss	(1,490,413)	(1,639,582)	(232,067)	(3,610,934)	(6,036,815)	(854,456)

Interest and investment income, net	402,568	838,276	118,650	654,670	1,298,558	183,799
Interest expenses	—	(162,918)	(23,060)	—	(313,552)	(44,380)
Foreign exchange gain/(loss)	44,760	(2,397)	(339)	42,874	(21,670)	(3,067)
Other income, net	39,835	67,008	9,484	32,432	54,617	7,731

Loss before income tax and share of results of equity investees	(1,003,250)	(899,613)	(127,332)	(2,880,958)	(5,018,862)	(710,373)
Share of results of equity investees	—	264	37	—	184	26
Income tax expenses	—	—	—	—	—	—
Net loss	(1,003,250)	(899,349)	(127,295)	(2,880,958)	(5,018,678)	(710,347)

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(1,003,250)	(899,349)	(127,295)	(2,880,958)	(5,018,678)	(710,347)
Net loss attributable to ordinary shareholders	(1,003,250)	(899,349)	(127,295)	(2,880,958)	(5,018,678)	(710,347)

Loss per ordinary share:
—Basic	(0.22)	(0.19)	(0.03)	(0.63)	(1.06)	(0.15)
—Diluted	(0.22)	(0.19)	(0.03)	(0.63)	(1.06)	(0.15)

Loss per ADS (4 ordinary shares equals 1 ADS ):
—Basic	(0.88)	(0.75)	(0.11)	(2.52)	(4.26)	(0.60)
—Diluted	(0.88)	(0.75)	(0.11)	(2.52)	(4.26)	(0.60)

Weighted average number of outstanding ordinary shares (in thousands):
—Basic	4,649,429	4,781,243	4,781,243	4,604,472	4,715,677	4,715,677
—Diluted	4,649,429	4,781,243	4,781,243	4,604,472	4,715,677	4,715,677

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	3,731	9,497	1,344	8,012	17,944	2,540
Sales and marketing expenses	208,379	249,542	35,320	404,500	481,341	68,129
General and administrative expenses	187,049	258,316	36,562	356,052	478,504	67,728
Research and development expenses	192,816	397,156	56,214	322,043	746,095	105,603
Total	591,975	914,511	129,440	1,090,607	1,723,884	244,000

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	4,147,982	5,495,336	777,814	2,604,731	4,928,266	697,549
Net cash used in investing activities	(1,139,423)	(9,695,818)	(1,372,354)	(681,950)	(11,280,010)	(1,596,581)
Net cash provided by financing activities	—	8,418,741	1,191,596	7,993,828	9,624,213	1,362,219
Effect of exchange rate changes on cash, cash equivalents and restricted cash	436,368	(39,494)	(5,591)	207,871	59,564	8,431

Increase in cash, cash equivalents and restricted cash	3,444,927	4,178,765	591,465	10,124,480	3,332,033	471,618
Cash, cash equivalents and restricted cash at beginning of period	37,219,239	32,499,125	4,599,953	30,539,686	33,345,857	4,719,800
Cash, cash equivalents and restricted cash at end of period	40,664,166	36,677,890	5,191,418	40,664,166	36,677,890	5,191,418

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating loss	(1,490,413)	(1,639,582)	(232,067)	(3,610,934)	(6,036,815)	(854,456)
Add: Share-based compensation	591,975	914,511	129,440	1,090,607	1,723,884	244,000
Non-GAAP operating loss	(898,438)	(725,071)	(102,627)	(2,520,327)	(4,312,931)	(610,456)

Net loss attributable to ordinary shareholders	(1,003,250)	(899,349)	(127,295)	(2,880,958)	(5,018,678)	(710,347)
Add: Share-based compensation	591,975	914,511	129,440	1,090,607	1,723,884	244,000
Add: Interest expense related to convertible bonds’ amortization to face value	—	146,445	20,728	—	286,757	40,588
Less: Gain from fair value change of long-term investments	—	(238,848)	(33,807)	—	(238,848)	(33,807)
Non-GAAP net loss attributable to ordinary shareholders	(411,275)	(77,241)	(10,934)	(1,790,351)	(3,246,885)	(459,566)

Weighted-average number of ordinary shares outstanding - basic and diluted (in thousands)	4,649,429	4,781,243	4,781,243	4,604,472	4,715,677	4,715,677

Basic and diluted loss per ordinary share	(0.22)	(0.19)	(0.03)	(0.63)	(1.06)	(0.15)
Add: Non-GAAP adjustments to loss per ordinary share	0.13	0.17	0.03	0.24	0.37	0.05
Non-GAAP basic and diluted loss per ordinary share	(0.09)	(0.02)	(0.00)	(0.39)	(0.69)	(0.10)
Non-GAAP basic and diluted loss per ADS	(0.36)	(0.06)	(0.01)	(1.56)	(2.75)	(0.39)